Exhibit 21.1
List of Subsidiaries

Name	Jurisdiction

China Cord Blood Services Corporation	Cayman Islands
China Stem Cells Holdings Limited	Cayman Islands
Beijing Jiachenhong Biological Technologies Co., Limited	PR China
China Stem Cells (South) Company Limited	British Virgin Islands
Guangzhou Municipality Tianhe Nuoya Bio-engineering Co. Ltd.	China
China Stem Cells (East) Company Limited	British Virgin Islands